As filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933
Registration No. 333-132964
RELIANCE STEEL & ALUMINUM CO.
2,248,296 Shares of Common Stock, no par value
     This prospectus relates solely to the resale from time to time of up to an aggregate of 2,248,296 shares of common stock of Reliance Steel & Aluminum Co. (“Reliance,” the “Company,” “we” or “us”) by the shareholders identified in this prospectus which either have contractual registration rights with us or are individuals affiliated with the shareholders who have contractual registration rights. The selling shareholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts the selling shareholders may sell any of the shares offered by this prospectus.
     On April 3, 2006, we completed a merger transaction wherein we acquired all of the outstanding stock of Earle M. Jorgensen Company. In connection with the acquisition, we entered into a registration rights agreement with four partnerships affiliated with Kelso & Company pursuant to which we have agreed to file with the U.S. Securities and Exchange Commission, or SEC, a registration statement covering our common stock issued to them in the merger. Upon completion of the merger, we issued 2,245,576 shares of our common stock to such partnerships. This prospectus forms a part of the registration statement filed by us as required by the registration rights agreement. As an accommodation to those four partnerships, we have also agreed to register in this registration statement 2,720 shares of our common stock acquired in the merger by three individuals affiliated with those partnerships.
     The selling shareholders identified in this prospectus may offer the shares from time to time as each selling shareholder may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 8 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices.
     We will not receive any of the proceeds from the sale of these shares by the selling shareholders. We have agreed to pay all expenses relating to registering the securities, except the fees of counsel for the selling shareholders. The selling shareholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.
     Our common stock is listed on the New York Stock Exchange under the ticker symbol “RS”. The last reported sale price of our common stock on April 3, 2006 was $95.94 per share.
Investing in our common stock involves risks. See Risk Factors” on page 5.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 4, 2006.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under the shelf process, certain selling shareholders may from time to time sell the shares of common stock described in the prospectus in one or more offerings.
     This prospectus provides you with a general description of the common stock that the selling shareholders may offer. Each time a selling shareholder sells common stock in an underwritten offering or in a manner not described herein that we are advised of, we will provide you with a prospectus supplement containing specific information about the terms of the offering and the means of distribution. A prospectus supplement may include other special considerations applicable to such offering of common stock. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
SUMMARY OF THE PROSPECTUS
     This summary highlights information from this prospectus and may not contain all of the information that is important to you. Accordingly, we encourage you to carefully read this entire prospectus, including the documents that are incorporated by reference. You may obtain a copy of the documents that we have incorporated by reference without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 17 of this prospectus.
Our Business
     We are one of the largest metals service center companies in the United States. Our network of 24 divisions, 22 operating subsidiaries and a 70%-owned company operates more than 150 locations in 36 states, Belgium, Canada, China and South Korea. Through this network, we provide metals processing services and distribute a full line of more than 90,000 metal products, including alloy, aluminum, brass, copper, carbon steel, titanium, stainless steel and specialty steel products, to more than 95,000 customers in a broad range of industries. Many of our metals service centers process and distribute only specialty metals. We deliver products from facilities in Alabama, Arizona, Arkansas, California, Colorado, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Washington and Wisconsin. One of our subsidiaries has an international location in South Korea that serves the Asian semiconductor markets. Another subsidiary opened a metals service center in Belgium in January 2003 to service the European aerospace market. On March 1, 2006, our 70%-owned joint venture company, based in Singapore, acquired a metals service center company in China that mainly serves the electronics industry in China. As a result of our acquisition of Earle M. Jorgensen Company, or EMJ, on April 3, 2006, we now have a subsidiary serving the Canadian market.
     Our primary business strategy is to enhance our operating results through strategic acquisitions, expansion of our existing operations and improved operating performance at our locations. This strategy and our proven operating methods have enabled us to outperform most of our competitors in the metals service center industry. We believe that our geographic, customer and product diversification also makes us less vulnerable to regional or industry specific economic volatility. Following the economic recession in 2001, 2002 and 2003, our industry experienced a broad-based significant and unprecedented upturn in 2004 that continued for many of our products throughout 2005. In 2005, we had record net sales of $3.4 billion and record net income of $205.4 million. These amounts do not include EMJ’s sales or net income.

Recent Developments
     Merger with Earle M. Jorgensen Company
     On April 3, 2006, we completed our acquisition of EMJ. Upon completion of the merger, EMJ was merged with and into a wholly-owned subsidiary of Reliance which will operate under the name Earle M. Jorgensen Company.
     The transaction is valued at approximately $984 million, including the assumption of EMJ’s net debt. EMJ’s revenues for their fiscal year ended March 31, 2005 were approximately $1.6 billion. EMJ stockholders received consideration of $6.50 in cash and a number of shares of our common stock equal to about $7.71, resulting in a per share transaction value of $14.21 per share. The cash portion, approximately $387 million, which includes the cash out of certain EMJ options and estimated transaction costs, was financed under our $700 million syndicated credit facility. The credit facility and our private placement notes were amended in February of 2006 to allow for EMJ’s senior secured notes of $250 million, which we assumed, in addition to $2.9 million of EMJ’s other existing debt.
     The merger with EMJ was approved by EMJ’s stockholders at a special meeting of stockholders on March 31, 2006.
     Other Recent Developments
     In March 2006, through Precision Strip, Inc. (“Precision Strip”), a wholly owned subsidiary, we purchased certain assets and business of Flat Rock Metal Processing, LLC. (“Flat Rock”). Flat Rock is a toll processing company. Precision Strip will operate the Flat Rock businesses in Perrysburg, Ohio and Eldridge, Iowa.
     In October 2005, we formed Reliance Pan Pacific Pte., Ltd. (“RPP”) with our joint venture partner Manufacturing Network Pte. Ltd. (“MNPL”). We own 70% of RPP and MNPL owns the remaining 30%. On March 1, 2006, RPP acquired 100% of the outstanding equity interest in Everest Metals (Suzhou) Co., Ltd. (“Everest Metals”), a metals service center company near Shanghai, People’s Republic of China. Everest Metals sells aluminum products to the Chinese electronics market and had 2005 sales of approximately $5.5 million. Everest Metals was previously wholly owned by MNPL.
     In January 2006, we purchased the remaining 49.5% of American Steel, L.L.C. From its inception on July 1, 1995 through April 30, 2002, we owned a 50% interest in the Membership Units of American Steel, which operates metals service centers in Portland, Oregon and Kent, Washington and processes and distributes primarily carbon steel products. We retained operating control over the assets and operations of American Steel and American Industries, Inc. owned the other 50% interest. Effective May 1, 2002, we increased our ownership to 50.5% of the outstanding Membership Units of American Steel and began consolidating its financial results. The 2005 net sales of American Steel were approximately $107 million.
     In July 2005, we acquired all of the outstanding capital stock of Chapel Steel Corp. (“Chapel Steel”), a privately held metals service center company founded in 1972 that processes and distributes carbon and alloy steel plate products from five facilities in Pottstown (Philadelphia), Pennsylvania; Bourbonnais (Chicago), Illinois; Houston, Texas; Birmingham, Alabama; and Portland, Oregon. Chapel Steel also warehouses and distributes its products in Cincinnati, Ohio and Hamilton, Ontario, Canada. Chapel Steel is headquartered in Spring House (Philadelphia), Pennsylvania. We paid approximately $94.2 million in cash for the equity of Chapel Steel and assumed approximately $16.8 million of Chapel Steel’s debt. Chapel Steel’s net sales for the six months ended December 31, 2005 were approximately $131 million.
     Valex Corp., our 97%-owned subsidiary, is a leading domestic manufacturer of electropolished stainless steel tubing and fittings primarily used in the construction and maintenance of semiconductor manufacturing plants. In 2005, Valex Corp. dissolved its French subsidiary due to reduced European demand. Also in 2005, Valex closed its distribution centers in Santa Clara, California and Portland, Oregon because the semiconductor chip manufacturing industry that Valex serves has experienced a significant shift to Asia. Valex Korea Co., Ltd., a wholly-owned subsidiary of Valex Corp., based near Seoul, increased its sales significantly as a result and is in the process of expanding its facility. Furthermore, in 2005, Valex opened a distribution center in New Hampshire to service a large customer in the New England area.
     In 2005, AMI Metals Europe, SPRL, opened a sales office in France and is currently in the process of expanding its warehouse facility in Belgium to better service its increased share of the European aerospace business. In 2006, Liebovich Bros. opened a new location near Green Bay, Wisconsin to further penetrate that geographic area. Phoenix Metals Company opened a new location near Cincinnati, Ohio in 2005 and opened another facility near Philadelphia, Pennsylvania in 2006 as new entries into these geographic regions. Phoenix Metals also purchased a new, larger, more efficient facility in Birmingham, Alabama and is building a new facility for its Charlotte, North Carolina operation to better support its customers in those areas. Allegheny Steel Distributors is in the process of expanding its Indianola, Pennsylvania facility to make room for additional equipment which is being installed to help support its increased business. Also Siskin Steel & Supply Co. is expanding its Chattanooga, Tennessee warehouse and Precision Strip is expanding its Talladega, Alabama facility.
     We formed RSAC Management Corp., a California corporation, in 1999 to operate as a holding company for our subsidiaries and to provide administrative and management services to our metals service centers. Our executive officers maintain a control environment that is focused on integrity and ethical behavior, establish general policies and operating guidelines and monitor adherence to proper financial controls, while our division managers and subsidiary officers have virtual autonomy with respect to day-to-day operations.
     This balanced, yet entrepreneurial, management style has enabled us to improve the productivity and profitability both of acquired businesses and of our own expanded operations. Division managers and other management personnel are eligible for incentive compensation based, in part, on the profitability of their particular division or subsidiary and, in part, on the Company’s overall profitability.
     We seek to increase our profitability by expanding our existing operations and acquiring businesses that diversify or enhance our customer base, product range, processing services and geographic coverage. We have developed and maintained an excellent reputation in the industry for our integrity and the quality and timeliness of our service to customers.
Our Corporate Information
     Our executive offices are located at 350 South Grand Avenue, Suite 5100, Los Angeles, California 90071, and our telephone number at that location is (213) 687-7700. Our website can be accessed at www.rsac.com. Information contained on our website does not constitute part of this prospectus.

THE OFFERING

Common stock being offered for resale to the public by the Selling Shareholders	2,248,296 shares

Total Proceeds	We will not receive any proceeds from the resale of our common stock pursuant to this offering

NYSE Symbol	RS

Risk Factors	See “Risk Factors” and the other information incorporated by reference in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
     The statements contained in or incorporated by reference in this prospectus that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar expressions or the negative of any of these terms as they relate to Reliance are intended to identify such forward-looking statements.
     Forward-looking statements involve known and unknown risks and uncertainties. Various factors, such as the “Risk Factors” listed below and further discussed in detail in the section entitled “Risk Factors” following this section may cause our actual results, performance, or achievements to be materially different from those expressed or implied by any forward-looking statements. Among the factors that could cause our results to differ are the following:
•	Our interest rates on our debt could change. The interest rates on our variable rate debt increased steadily during 2005, and we anticipate that these rates will continue to increase through 2006.

•	Foreign currency exchange rates could change, which could affect the price we pay for certain metals and the results of our foreign operations.

•	Our acquisitions might fail to perform as we anticipate. This could result in an impairment charge to write off some or all of the goodwill for that entity.

•	Our future operating results depend on a number of factors beyond our control, such as the prices for and the availability of metals, which could cause our results to fluctuate significantly over time. During periods of low customer demand it could be more difficult for us to pass through price increases to our customers, which could reduce our gross profit and net income.

•	We service industries that are highly cyclical, and downturns in our customers’ industries could reduce our revenue and profitability.

•	Changes in demand for the products we sell can cause significant fluctuations in both availability and cost of the products. A significant or rapid increase or decrease in costs from current levels could have a severe negative impact on our gross profit.

•	The success of our business is affected by general economic conditions and, accordingly, our business was adversely impacted by the economic slowdown or recession in 2003, 2002 and 2001. This could occur in future periods.

•	Our business is very competitive and increased competition could reduce our gross profit margins and net income.

•	As a decentralized business, we depend on both senior management and our operating employees; if we are unable to attract and retain these individuals, our results of operations may decline.

•	We may not be able to consummate future acquisitions, and those acquisitions that we do complete may be difficult to integrate into our business.

•	We are subject to various environmental and other governmental regulations which may require us to expend significant capital and incur substantial costs.

•	If existing shareholders sell their shares, the market price of our common stock could be depressed.

•	Principal shareholders who own a significant number of our shares may have interests that conflict with yours.

•	We have implemented a staggered or classified Board that may adversely impact your rights as a shareholder.

•	We may discover internal control deficiencies in our decentralized operations or in an acquisition that must be reported in our SEC filings, which may result in a negative reaction that adversely impacts our stock price.
     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing. New risks and uncertainties may arise from time to time. We cannot predict these events or how they might impact us.
RISK FACTORS
     Investing in our securities involves risks. Potential investors are urged to read and consider the risk factors relating to an investment in Reliance described in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, each filed with the SEC and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider those risks as well as those set forth below and other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations. To the extent a particular offering implicates additional risks, we will include a discussion of those risks in the applicable prospectus supplement.
     Existing shareholders may sell their shares which could depress the market price of our common stock.
     Immediately following the EMJ merger, our officers, directors and significant shareholders (including the selling shareholders) will own approximately 7.3 million shares or approximately 19.4% of our outstanding shares of common stock that would be eligible to be resold into the public market. The selling shareholders have advised us that they intend to sell their positions in our common stock as expeditiously as possible. If these shareholders sell a large number of our shares or if there is a perception that any of them intend to sell a large number of shares, the market price of our common stock could decline, as these sales could be viewed by the public as an indication of unfavorable prospects for our operations.

     We may be unable to successfully integrate the businesses of EMJ on a timely basis and realize the full anticipated benefits of the merger.
     The merger involves the integration of two companies that have previously operated independently. As with every merger, there are potential difficulties of combining the companies’ businesses. These may include the integration of EMJ’s sales and marketing, distribution, processing, finance and administrative operations, with and into our operations. The transition of certain processes following the merger could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention to any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations of these businesses could have an adverse effect on our business, results of operations, financial condition or prospects after the merger.
USE OF PROCEEDS
     We will not receive any proceeds from the resale of our common stock under this offering.

SELLING SHAREHOLDERS
     The selling shareholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling shareholders” in this prospectus, we mean those persons listed in the table below.
     The following table sets forth, as of the date of this prospectus, the name of each selling shareholder for whom we are registering shares for resale to the public, and the number of shares of common stock that each selling shareholder may offer pursuant to this prospectus. The selling shareholders listed below acquired their Reliance shares as merger consideration in the EMJ merger in exchange for their shares of EMJ common stock. None of the selling shareholders has, or within the past three years has had, any material relationship with us or any of our predecessors (other than EMJ) or affiliates and we are advised that none of the selling shareholders is or was affiliated with registered broker-dealers.
     Based on the information provided to us by each selling shareholder and as of the date the same was provided to us, assuming that the selling shareholders sell all of the shares of our common stock set forth below in the column entitled “Number of Shares of Common Stock Owned Prior to Offering” and do not acquire any additional shares during the offering, each selling shareholder will not own any shares other than those appearing in the column entitled “Number of Shares of Common Stock Owned After the Offering.” We cannot advise you as to whether the selling shareholders will in fact sell any or all of such shares of common stock. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

	Number of Shares of		Number of Shares of
	Common Stock Owned	Total Number of	Common Stock Owned	Percentage of
Name of Selling	Prior to the	Securities Being	After the	Common Stock Owned
Shareholder	Offering	Registered	Offering(1)	After the Offering
Kelso Investment Associates IV, L.P.	2,002,166	2,002,166	0	0%
KIA III — Earle M. Jorgensen, L.P.	152,062	152,062	0	0%
Kelso Investment Associates, L.P.	90,312	90,312	0	0%
Kelso Equity Partners II, L.P.	1,036	1,036	0	0%
George E. Matelich	446	446	0	0%
Thomas R. Wall, IV	446	446	0	0%
Frank T. Nickell(2)	1,828	1,828	0	0%

(1)	Assumes that each selling shareholder will resell all of the shares of our common stock offered hereunder.

(2)	Held by Bank of America, trustee for Mr. Nickell’s individual retirement account.

PLAN OF DISTRIBUTION
     We are registering the shares of common stock covered by this prospectus for the selling shareholders. The common stock may be sold from time to time by the selling shareholders. Such sales may be made on the New York Stock Exchange, in the over-the-counter market at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling shareholders will act independently of Reliance in making decisions with respect to the timing, manner and size of each sale.
     The selling shareholders may negotiate and pay underwriters’ or broker-dealers’ commissions, discounts or concessions for their services as applicable. Underwriters or broker-dealers engaged by the selling shareholders may allow other underwriters or broker- dealers to participate in resales.
     The common stock may be sold in one or more of the following types of transactions:
     (a) A sale to one or more underwriters for resale to the public or to institutional investors in one or more transactions;
          (i) If a selling shareholder notifies us of any material arrangement that it has entered into with an underwriter(s), we will execute an underwriting agreement with such underwriter(s) and file a supplemental prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933. In that supplemented prospectus, we will disclose the name of each such underwriter, the number of shares to be sold, the price at which such shares were sold to each such underwriter, the commissions paid or discounts or concessions allowed to such underwriter(s), where applicable, and any other facts material to the transaction.
          (ii) The selling shareholders and any underwriters involved in the sale or resale of the common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the underwriters’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If a selling shareholder qualifies as an “underwriter,” it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act.
     (b) A block trade in which a selling shareholder will engage a broker-dealer as agent, who will then attempt to sell the common stock, or position and resell a portion of the block, as principal, in order to facilitate the transaction;
     (c) Derivative transactions with third parties. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling shareholder or borrowed from the selling shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).
     (d) Other hedging transactions, whereby the selling shareholder may:
          (i) enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer of affiliate may use shares of common stock received from the selling shareholders to close out its short positions;
          (ii) sell common stock short itself and redeliver such shares to close out its short positions;
     (e) Sales to third parties who may deliver the common stock upon exchange of exchangeable securities issued by such third parties or their affiliates, which in either case may deliver this prospectus in connection with the sale of those exchangeable securities. Such transactions may be combined with other transactions of the types described above. In particular, such third parties or their affiliates may engage in sales of common stock (including short sales) to hedge their position prior to the exchange of their exchangeable securities, may deliver this prospectus in connection with some or all of those sales and may deliver shares of common stock covered by this prospectus to close out any short positions created in connection with those sales.
     (f) Ordinary broker’s transactions and transactions in which the broker solicits purchasers; and
     (g) private negotiated transactions.
     In addition to selling its common stock under this prospectus, a selling shareholder may:
     (a) agree to indemnify any underwriter or broker-dealer against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act;
     (b) transfer its common stock in other ways not involving market maker or established trading markets, including directly by gift, distribution, or other transfer;
     (c) sell its common stock under Rule 144 or Rule 145 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144 or Rule 145; or
     (d) sell its common stock by any other legally available means.
     For any particular offering pursuant to the shelf registration statement dated April 4, 2006, of which this prospectus is a part:
     (a) an underwriter may allow, and dealers may reallow, concessions on sales to certain other dealers;
     (b) we and the selling shareholders may agree to indemnify an underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments an underwriter may be required to make in connection with these liabilities; and
     (c) we, our executive officers, our directors, and the other selling shareholders may agree, subject to certain exceptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, we and they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.
     In connection with any particular offering pursuant to the shelf registration statement dated April 4, 2006, of which this prospectus is a part, an underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price.
•	Over-allotment involves sales by an underwriter of shares in excess of the number of shares an underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If an underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
     A prospectus in electronic format may be made available on the web sites maintained by an underwriter, or selling group member, if any, participating in any particular offering and an underwriter participating in any particular offering may distribute prospectuses electronically. Any representatives may agree to allocate a number of shares to an underwriter and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by an underwriter and selling group members that will make internet distributions on the same bases as other allocations.
     Any selling shareholder who is a “broker dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling shareholder purchased its shares in the ordinary course of business, and at the time of its purchase of the shares to be resold, did not have any view to or arrangements or understandings, directly or indirectly, with any person to distribute the shares. The selling shareholders have each informed us that they are not registered broker dealers.

RELIANCE STEEL & ALUMINUM CO.
UNAUDITED PRO FORMA FINANCIAL INFORMATION
     UNAUDITED PRO FORMA COMBINED BALANCE SHEET As of December 31, 2005 (In thousands except share amounts)

			Total
			Pro Forma		Pro Forma
	Reliance	EMJ	Adjustments		Combined
Assets
Cash and cash equivalents	$35,022	$9,873	$—		$44,895
Accounts receivable, net	369,931	176,814	—		546,745
Inventories	387,385	256,898	86,398	(a)	730,681
Prepaids and other current assets	19,009	11,122	—		30,131
Deferred income taxes	36,001	25,017	—		61,018

Total current assets	847,348	479,724	86,398		1,413,470
Property, plant and equipment, net	479,719	134,500	243,787	(b)	858,006

Goodwill	384,730	—	414,535	(c)	799,265
Net cash surrender value of life insurance policies	—	34,618	—		34,618
Other assets (including intangibles)	57,273	8,927	60,947	(d)	127,147

Total assets	$1,769,070	$657,769	$805,669		$3,232,508

Liabilities & Shareholders’ Equity
Accounts payable	$188,584	$162,376	$—		$350,960
Accrued expenses	19,234	13,673	—		32,907
Accrued compensation and retirement costs	52,354	35,645	—		87,999
Accrued insurance costs	23,372	—	—		23,372
Deferred income taxes	214	—	—		214
Current maturities of long-term obligations	49,525	4,433	—		53,958
Current maturities of capital lease obligations	536	—	—		536

Total current liabilities	333,819	216,127	—		549,946

Long-term debt	301,275	281,463	415,469	(e)	998,207
Capital lease obligations	5,515	—	—		5,515
Other long-term liabilities	15,660	13,583	4,145	(f)	33,388
Deferred income taxes	65,808	2,645	142,700	(g)	211,153
Minority interest	17,128	—	—		17,128

Common equity	325,010	360,755	26,551	(h)	712,316
Retained earnings (losses)	704,530	(216,096)	216,096	(h)	704,530
Accumulated other comprehensive loss	325	(708)	708	(h)	325

Total shareholders’ equity	1,029,865	143,951	243,355		1,417,171

Total liabilities and shareholders’ equity	$1,769,070	$657,769	$805,669		$3,232,508

RELIANCE STEEL & ALUMINUM CO.
NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
(a)	Inventories — Represents the pro forma adjustment to record inventories at fair market value based upon preliminary estimates.

(b)	Property, Plant, & Equipment — Represents the pro forma adjustment to record the estimated fair values of real and personal property based upon preliminary estimates. The values of these assets are subject to adjustments upon completion of third party valuations.

(c)	Goodwill — The estimated purchase price of the acquisition is based upon a price of $14.21 per share of EMJ common stock, payable approximately half in cash and half in Reliance common stock. Each EMJ stockholder will receive $6.50 in cash and a fraction of a Reliance share, for each share of EMJ common stock. The value of Reliance common stock issued for the purpose of the pro forma purchase price allocation assumes a Reliance average price of $86.43, resulting in 0.0892 of a Reliance share issued for each EMJ share.

Under the purchase method of accounting, the purchase price is allocated to EMJ’s net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of December 31, 2005. The fair values assigned to these assets and liabilities is preliminary and is subject to change pending the completion of third party fair value appraisals as well as pending any additional information that may come to our knowledge potentially impacting the fair values of those assets and liabilities. The purchase price of approximately $774.3 million, which includes the equity value of the outstanding shares, the cash out of the Holding options and the Reliance acquisition costs, was allocated to EMJ’s assets and liabilities on a fair value basis and resulted in estimated goodwill of approximately $415.5 million.

(d)	Other assets / Identifiable intangible assets — Represents the pro forma adjustments to record the estimated fair values of identifiable intangible assets relating to tradenames, certain customer relationships or other intangible assets from the acquisition based upon preliminary estimates. The values of these assets are subject to adjustments upon completion of third party valuations.

(e)	Debt — Represents the pro forma adjustment for incremental borrowings on Reliance’s existing line of credit to finance the cash portion of the total purchase price consideration, the adjustment to record EMJ’s senior secured notes at estimated fair market value, and to reflect additional EMJ borrowings for their share of the merger related costs. The final debt fair value determination will be based on prevailing market interest rates at the completion of the acquisition and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issues.

(f)	Other long term liabilities / Pension and Postretirement Benefit Obligations — Represents the pro forma adjustments to record pension and postretirement benefit obligations at fair value, based upon actuarial reports dated March 31, 2005. The final value determination of the pension and postretirement benefit obligations may differ from these estimates due to potential changes in discount rates and the rate of return on plan assets up to the date of completion of the merger.

(g)	Deferred Income Taxes — The deferred tax liability represents the pro forma adjustment for the additional book/tax differences created from the allocation of purchase price to the fair values of the acquired assets and liabilities assumed. These estimates are based on the estimated prospective statutory tax rate of 40% for the combined company and could change based on changes in the applicable tax rates and finalization of the combined company’s tax position.

(h)	Shareholders’ Equity / Accumulated Other Comprehensive Loss — Represents pro forma adjustments to eliminate the historical stockholders’ equity of EMJ and the issuance of 4,481,148 shares of Reliance common stock in connection with the acquisition. This assumes 50,237,094 shares of EMJ common stock outstanding and an average closing price of Reliance common stock for the pricing period of $86.43 per share.

RELIANCE STEEL & ALUMINUM CO.
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
For the year ended December 31, 2005
(In thousands except share and per share amounts)

				Total
				Pro Forma		Pro Forma
	Reliance	EMJ		Adjustments		Combined
Net sales	$3,367,051	$1,742,007		$—		$5,109,058
Other income, net	3,671	—		(333	)(b)	3,338

	3,370,722	1,742,007		(333)		5,112,396

Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown below)	2,449,000	1,312,001		—		3,761,001
Warehouse, delivery, selling, general and administrative	507,905	255,261	(a)	23,798	(b)	786,964
Depreciation and amortization	46,631	11,195		22,347	(c)	80,173
Interest expense	25,222	55,197		(12,340)(b),	(d)	68,079

	3,028,758	1,633,654		33,805		4,696,217

Income before minority interest and income taxes	341,964	108,353		(34,138)		416,179
Minority interest	(8,752)	—		—		(8,752)

Income before provision for income taxes	333,212	108,353		(34,138)		407,427
Provision for income taxes	127,775	(10,701)		37,748	(e)	154,822

Net income	205,437	119,054		(71,886)		252,604

Preferred dividends	—	—		—		—

Net income available to common shareholders	$205,437	$119,054		$(71,886)		$252,604

Earnings per share – diluted	$6.21	$2.85				$6.72	(f)

Weighted average shares outstanding — diluted	33,097,362	41,750,266				37,578,510	(f)

Earnings per share – basic	$6.24	$3.02				$6.75	(f)

Weighted average shares outstanding – basic	32,935,034	39,418,154				37,416,182	(f)

RELIANCE STEEL & ALUMINUM CO.
NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(a)	EMJ Non-recurring expenses — Includes various non-recurring expenses of EMJ related to special bonuses to management, contributions to the retirement savings plan, certain advisory fees, and stock based compensation expense in accordance with SFAS No. 123, Accounting for Stock Based Compensation. The total for such non-recurring expenses was approximately $14,089,000 for the year ended December 31, 2005. Excluding these one-time charges would result in combined pro forma earnings per diluted share of $6.96 for the year ended December 31, 2005.
(b)	Reclassifications — The adjustments reflect reclassifications related to EMJ’s COLI policies to reflect the net impact of these items on the income statement in “Other income, net,” to conform to Reliance’s income statement presentation. The adjustments include a reclassification of the income earned on the policy, dividend growth and death benefits less policy premiums of the COLI policies from “Warehouse, delivery, selling, general and administrative expense” to “Other income, net.” In addition, the interest expense on the loans outstanding against the COLI policies cash surrender values was reclassified from “Interest expense” to “Other income, net.” The following summarizes the net impact of the COLI income and expense related adjustments:

For the Year
Ended
12/31/2005
Increase in S,G,&A expenses	$23,798
Decrease in Interest expense	(24,131)

Net increase in Other income, net	$(333)

(c)	Depreciation and Amortization Expense — To reflect the pro forma effect on depreciation and amortization expense of the write-up of property, plant and equipment and identifiable intangible assets to their estimated fair market values at the date of the acquisition. The amount of this adjustment may change as the values of the underlying asset third-party valuations are finalized.
(d)	Interest Expense — Represents the pro forma adjustment to interest expense from the following items:
•	Interest expense of the borrowings to fund the cash portion of the acquisition and related transaction costs of Reliance and EMJ of $16,125,000 for the year ended December 31, 2005. The weighted average interest rate under Reliance’s revolving line of credit in effect during the respective periods was applied to the total borrowings made on the line of credit.
•	Amortization of the debt premium from the fair market value adjustment as a reduction to interest expense over the remaining life of EMJ’s outstanding 9 3/4% notes resulting from the fair valuation of the 9 3/4% notes which amounted to $4,334,000 for the year ended December 31, 2005. The final fair value determination of the debt will be based on prevailing market interest rates at the completion of the acquisition and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining lives of the indentures.
(e)	Income Tax Provision — To reflect the pro forma effect on consolidated income tax expense of the above adjustments, determined based on an estimated effective tax rate of 38% for the combined company. This estimate could change based on changes in the applicable tax rates and finalization of the combined company’s tax position.

(f)	Shares Outstanding — The pro forma combined weighted average number of basic and diluted shares outstanding is calculated by adding Reliance’s weighted average number of basic and diluted shares of common stock outstanding for the year ended December 31, 2005, and the incremental number of Reliance shares to be issued for EMJ common stock per the terms of the merger agreement. Based on the Reliance average closing price for the pricing period of $86.43, the exchange ratio is 0.0892. This exchange ratio was applied to the EMJ shares outstanding of 50,237,094 to arrive at incremental Reliance shares of 4,481,148. The following table illustrates these computations:

For the Year Ended
Description	12/31/2005
Basic:
Reliance weighted average common shares	32,935,034
Incremental Reliance shares issued for merger	4,481,148

Pro forma combined weighted average common shares	37,416,182

Diluted:
Reliance weighted average common shares	33,097,362
Incremental Reliance shares issued for merger	4,481,148

Pro forma combined weighted average diluted shares	37,578,510

DESCRIPTION OF CAPITAL STOCK
     The description summarizes the material terms of Reliance’s capital stock. It is qualified in its entirety by reference to the applicable provisions of California law, Reliance’s restated articles of incorporation and Reliance’s restated and amended bylaws, in each case, as in effect on the date of this prospectus.
Reliance Common Stock
     Reliance is authorized to issue 100,000,000 shares of common stock, no par value per share. As of April 3, 2006, there were 33,160,050 shares of Reliance common stock outstanding. All of the issued and outstanding Reliance shares are, and upon the issuance of Reliance shares in connection with the merger will be, validly issued, fully paid and nonassessable.
     Dividend Rights
     Reliance currently pays a regular quarterly cash dividend on its common stock and has paid common stock dividends to its shareholders for the past 46 years. The current quarterly dividend is $0.10 per share.
     Voting Rights
     The holders of Reliance common stock are entitled to one vote per share on each matter submitted to a vote of shareholders.
     Liquidation Rights
     In the event of liquidation, holders of Reliance common stock would be entitled to receive proportionately any assets legally available for distribution to Reliance shareholders with respect to shares held by them, subject to any prior rights of the holders of any Reliance preferred stock then outstanding.
     Preemptive or Other Subscription Rights
     Holders of Reliance common stock do not have any preemptive rights to subscribe for any securities of Reliance.
     Conversion and Other Rights
     No conversion, redemption or sinking fund provisions apply to the Reliance common stock, and the holders of Reliance shares are not liable to further calls or assessments by Reliance.
Reliance Preferred Stock
     Reliance is authorized to issue 5,000,000 shares of preferred stock, no par value per share. As of April 3, 2006, there were no shares of Reliance preferred stock issued and outstanding. Reliance’s restated articles of incorporation provide that shares of preferred stock may be issued from time to time in one or more series by the board of directors. The board can fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each series of preferred stock. The rights of preferred shareholders may supersede the rights of common shareholders.
EXPERTS
     The consolidated financial statements of Reliance, appearing in Reliance’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedules appearing therein) and Reliance management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
     The consolidated financial statements of EMJ appearing in EMJ’s Annual Report (Form 10-K) for the year ended March 31, 2005 (including schedules appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and have been incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the shares of Reliance common stock offered by this prospectus will be passed upon by Lord, Bissell & Brook llp.
WHERE YOU CAN FIND MORE INFORMATION
     Reliance files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Reliance files at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations. Reliance’s SEC filings are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov. Copies of documents filed by Reliance with the SEC are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
     Reliance has filed a registration statement on Form S-4 under the Securities Act with the SEC to register the shares of Reliance common stock offered by this prospectus. This prospectus does not contain all the information contained in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and the documents filed as exhibits to the registration statement are available for inspection and copying as described above.
     The SEC allows Reliance to “incorporate by reference” information into this prospectus, which means that Reliance can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Reliance has previously filed with the SEC. These documents contain important information about Reliance.

Reliance SEC Filings
(SEC File NO. 001-13122)	Period Covered or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2005

Current Reports on Form 8-K	March 27, 2006, March 3, 2006, March 2, 2006, February 28, 2006, February 16, 2006, February 3, 2006, January 19, 2006 and January 6, 2006 (other than the portions of those documents not deemed to be filed)

The description of Reliance common stock set forth in Reliance’s Registration Statement on Form 8-A, filed with the SEC on January 2, 1994, including all amendments and reports filed for the purpose of updating such description

     Reliance also incorporates by reference additional documents that Reliance may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering. The additional documents so incorporated include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Reliance incorporates by reference the following documents filed by EMJ with the SEC:
•	Annual Report on Form 10-K for the year ended March 31, 2005, filed June 29, 2006; and

•	Quarterly Reports on Form 10-Q for the quarters ended December 30, 2005, September 28, 2005, and June 29, 2005 filed February 13, 2006, November 14, 2005 and August 11, 2005, respectively.
     You may obtain any of the documents incorporated by reference through Reliance or the SEC or its Internet website, as described above. Documents incorporated by reference are available from Reliance without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from Reliance at the following address:
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071
Attention: Investor Relations
Telephone: (213) 687-7700
www.rsac.com
     You will not be charged for any of these documents that you request. If you request any incorporated documents from Reliance, Reliance will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.
     Reliance has not authorized anyone to give any information or make any representation about the offering or us that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

RELIANCE STEEL & ALUMINUM CO.
COMMON STOCK

PROSPECTUS

APRIL 4, 2006